Report to Shareholders

Quarter Ended September 30, 2024

Recent Highlights

• Work and partnership discussions continue on KSM

• KSM's License of Occupation renewed for an additional 20 years for Mitchell Treaty Tunnels

• Promising drill results obtained at Iskut's Snip North target

• 2024 exploration at 3 Aces focused on evaluating targets

• Gold trades at all-time high

KSM work programs and partnership discussions continue to move forward

The receipt of KSM's substantially started designation in late July continues to bear fruit in the KSM JV process being led by RBC Capital Markets. Discussions are ongoing with potential partners on structure and terms.

2024 project activities at KSM continue to focus on green power development and distribution, foundational infrastructure, site environmental compliance, wildlife management, and preparation for bulk construction of future fish habitat compensation programs, onsite quarries and road networks. These work programs are being shaped in part by our discussions with prospective partners.

Power

In Q3 2024, British Columbia Hydro and Power Authority (BC Hydro) continued the multi-year project of the Treaty Creek Terminal (TCT) station. Primary contracts have been awarded and procurement of MEI (Mechanical, Electrical, and Instrumentation) equipment and materials are 92% complete. These activities are the second phase of construction under the Facilities Agreement signed between Seabridge and BC Hydro covering the design and construction of the TCT facility, regional system upgrades, and infrastructure that ties KSM into the Northwest Transmission Line. BC Hydro's Indigenous partner for onsite work is the Treaty Creek Limited Partnership, the 50/50 partnership of the Nisga'a Growth Corporation and the Tahltan Nation Development Corporation fostered by Seabridge. Total construction costs are aligned with previous forecasts and delivery remains on schedule for an In-Service Date of Q4 2026.

Site design and construction

Now that KSM has achieved its substantial start designation, the project focus is to expedite preparatory work required for the bankable feasibility study and main construction phases. In Q3, geotechnical drilling continued for fish habitat compensation, site roads, quarry development and water management infrastructure. Engineering was completed for the Taft Creek Fish Habitat Offsetting Program, an RFP was released for its construction, and the Site Services team began site preparation to support construction commencing in early 2025. The KSM Site Services team continued to develop its internal capabilities as demonstrated by completing all required permanent water management infrastructure earthworks at the Camp 11 marshalling yard. Regional fiber optic infrastructure was completed to the edge of the KSM property and is currently in the process of being physically connected to Camp 11 which will bring KSM into the fiber optic infrastructure backbone of NW British Columbia.

HSE compliance

KSM site personnel continue to demonstrate a high commitment to health and safety and environmental compliance. Year over year, the project continues to exceed previous years' performance in leading and lagging indicators. As of the end of September the KSM YTD TRIF ("Total Recordable Incident Frequency") remains at zero. WorkSafe BC has featured KSM as a leading employer in its monthly magazine, highlighting the steps the project has taken to implement health and safety programs.

Environmental compliance continues with no regulatory deficiencies or non-conformance notifications to permit requirements or regulations.

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

(416) 367-9292 www.seabridgegold.com

KSM's License of Occupation for Mitchell Treaty Tunnels extended for 20 years

In late September, the B.C. government renewed the License of Occupation ("LoO") for the Mitchell Treaty Tunnels ("MTT") at Seabridge's KSM Project until September 27, 2044.

The LoO provides Seabridge's wholly owned subsidiary, KSM Mining ULC ("KSMCo"), with the right to occupy the area in which it intends to construct the MTT. The MTT are the two 23 km long parallel tunnels planned to connect the east and west sides of the KSM Project Mine Site. Approximately 12.5 km of the MTT route passes through 11 mineral claims owned by a joint venture consisting of Tudor Gold Corp. ("Tudor"), Teuton Resources Corp. and American Creek Resources Ltd. (the "Treaty Project Claim Holders") of which Tudor is the operator. The original LoO was scheduled to expire on September 27, 2024.

The LoO grants KSMCo no interest in the minerals within the LoO. Our Mineral Reserve, established in 2012, expressly limits the rights of the Treaty Project Claim Holders such that they may not "obstruct, endanger or interfere with, or allow any other person to obstruct, endanger or interfere with, the construction, operation or maintenance of" the MTT.

We acknowledge the significant support our KSM project has received from the BC Government not only for the LoO but also for the Substantially Started designation granted in July. We are pleased the renewed LoO confirms the priority rights of KSMCo's MTT across the Treaty Creek Project. Furthermore, the renewal is for a 20-year term whereas the previous LoO was for 10 years. Seabridge continues to invite Tudor to enter into discussions with us on how we may be able to accommodate the progression of the Treaty Creek project while constructing and operating our MTT.

Significant gold-copper drill intersections at Iskut point to a potential nearby porphyry intrusion

In October, Seabridge announced results from the first phase of this year's exploration drilling on its 100% owned Iskut project in BC's Golden triangle. Drilling has generated broad widths of important gold and copper grades within a large potassic alteration system at the Snip North target. The scale and character of the mineralization suggest the likelihood of a nearby porphyry intrusive source feeding, and localized by, well mineralized tuffaceous stratigraphy several hundred meters thick.

Last year's gold discoveries at Snip North provided a clear direction on where to focus our efforts this year. We're excited by the apparent size of the event we are exploring and the substantial metal content that we have found to date. Our exploration team believes we are now in the process of unlocking the porphyry potential we had in mind when we acquired the Iskut project in 2016. We believe this is a discovery in the making.

The next objective at Snip North is to intersect intrusive rock with the veining and alteration characteristic of a porphyry Cu-Au mineral deposit, containing copper and gold of potentially mineable grades. To date, we have intersected an intensive and extensive potassium alteration event hosted in a tuffaceous package of the Triassic Stuhini Formation containing important gold and copper concentrations. This mineralized package is several hundred meters thick with known dimensions of about 1.5 km by 500 meters. Potassic alteration consists of pervasive, and vein controlled, secondary biotite and orthoclase with associated magnetite. Frequent but not abundant Quartz-Biotite- Chalcopyrite veins (B-style veins) cut this unit with localized zones of abundant disseminated chalcopyrite.

Our original interpretation of the broadly potassium-altered rocks was that we had intersected a micro- crystalline porphyritic intrusion with localized foliation and discrete intervals of thermally metamorphosed siltstone and sandstone. Aided by initial thin section petrographic analysis, we now conclude that we have encountered a series of ash tuff eruptions with locally preserved flow-top or flow- bottom breccia intervals and occasionally preserved flow banding.

Key observations with favorable implications for a potentially robust Cu-Au porphyry source:

• Extensive potassic alteration would most likely have occurred proximal to a magmatic hydrothermal event generated by a porphyritic intrusion.

• Sizeable magmatic fluid volumes were needed to account for the scale of the potassic alteration, requiring substantial energy and suggesting a large and nearby intrusive source.

• The expected role of chemically reactive tuffaceous rocks supports the likelihood that metal concentrations would not have been displaced significantly from the source intrusion.

Initial Drill Hole Results 2024 Program at Snip North

Drill Hole ID	Total Length (meters)	From (meters)	To (meters)	Interval (meters)	Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)
SN-24-17	1129.8	373.0	675.9	302.9	0.75	0.10	3.0	52
	Including	595.0	650.0	55.0	1.14	0.07	1.0	14
SN-24-18	1228.0	86.5	564.5	478.0	0.49	0.13	1.5	84
	Including	233.5	282.6	49.1	0.83	0.22	2.5	60
	Including	326.1	419.0	92.9	0.68	0.25	2.2	186
	Including	484.0	506.0	22.0	0.96	0.28	2.2	120
SN-24-20	1061.7	124.5	656.0	531.5	0.48	0.10	1.2	69
	Including	363.0	612.0	249.0	0.54	0.17	1.6	120
	Including	410.0	546.0	136.0	0.69	0.20	1.7	163

True thickness of these intervals is not known as additional drilling results are required to attain an understanding of each interval's true width. Assay precision in all Seabridge exploration drilling is provided by the systematic insertion of certified geochemical standards, blanks and duplicate samples consistent with industry standards. Samples for assay are shipped from site by commercial carriers to ALS Laboratories and analysis at a facility in Langley, BC.

3 Aces exploration program continues evaluating targets

2024 exploration activities at our 100%-owned 3 Aces project in the Yukon targeted mineralized zones in the Central Core Area (CCA) and on regional zones across the 357 km2 property.

We are pursuing an exploration model that predicts gold is localized along second-order folds (F2) at contacts between phyllite and coarse interbedded sandstones. Geological observations thus far have documented regional continuity of these phyllite-sandstone contacts. Work has also recognized that the F2 folding is more likely to be productive in the most deformed fault panels. As results are integrated into an updated exploration model, we are focusing on discrete areas where we may be able to expand identified mineralization. Results of the 2024 program will be announced once all assay data is received and compiled.

Seabridge continues building an important relationship with the Liard First Nation and Ross River Dena Council. Work with local Kaska businesses has been important in advancing the exploration program. Working together with Kaska businesses has developed mutual understanding which has allowed the project to move forward.

The Gold Market

A market that was long gold as a hedge against election uncertainty was upended this week by a Republican sweep and a rush into US equities. In our opinion, this correction in gold is due mostly to repositioning and should not last long. The fundamental factors lifting the gold price have not changed. Non-western demand for gold remains elevated, as we discuss below. With the US election out of the way, we believe the next shoe to drop will be further stress in the US Treasury market which we expect will finally begin to drive western investors from bonds into gold.

The key driver of gold for the past three years has been non-western purchasing, particularly by central banks. Gold reserves of the BRICS nations are growing but they remain well below the global average. At their October conference, the BRICS nations committed to implement a digital clearing system (called CLEAR) which nets out trade imbalances between them and settles imbalances in gold. This means gold is no longer a passive reserve asset but actually circulates like the dollar. The BRICS also committed to establishing their own gold exchange similar to the LBMA.

Furthermore, BRICS countries are the global economy's savers, generating an annual net trade surplus of $780B in 2023. Only western financial markets have the depth to accommodate these surpluses and for many years they did so. However, this arrangement reached its peak in 2014. The BRICS are now seeking to reduce their exposure to western markets, both in dollars and euros, for three reasons: currency inflation, sovereign debt risk, and threat of sanctions. The gold market is the only universally acceptable and sufficiently liquid alternative. The result is an ongoing sizeable bid under the gold market. The industry for reference produces only about $265B of additional gold annually.

Looking at the western gold market, a stronger dollar and higher yields, two immediate market reactions to the US election results, are not consistent with the Republican agenda and should, in our view, lead to greater western institutional buying. Soaring yields bring increased attention on the fiscal issues of runaway deficits and an exploding debt load. As the debt rolls over at higher rates and the debt continues to grow, Treasury interest expense is soaring in a deficit-increasing doom loop. A change of government has no short-term impact on these dynamics. The Republican platform is committed to reshoring industry as a matter of national security and as a means of economic rejuvenation, with higher tariffs as a key initiative. These policies do not work well with a strong dollar and many economists think they are likely to generate higher inflationary pressures.

The US generates no savings. As foreign purchasers have backed away from ownership of US Treasuries (see below), why has there not been more stress in the Treasury market? One reason is the Treasury has shifted issuance to T-Bills to take pressure of longer durations. As Luke Gromen, founder of FFTC, LLC, has observed, this amounts to funding the world's number one superpower with pay day loans.

Shortening duration is not the only policy change aimed at obscuring Treasury market fragility. Gromen notes: "The Fed has not sold any 10y+ USTs on net since January 2010, begging the question 'Why not?', especially given that consensus is that 'demand for USTs is fine', and the UST yield curve has been inverted for a record length of time... Why didn't the Fed sell more 10y+ USTs while the yield curve was inverted? Either the Fed was dumb, or the Fed could not do so without creating UST market dysfunction and a blowout at the long end, that is the real policy rate of the real US economy. Only the latter explanation holds water, in our view."

In short, we think the massive and growing supply of Treasuries is threatening to disrupt a fragile Treasury market. Watch the long end of the Treasury curve. Yields are rising again. Fed intervention is coming, we believe, and with it a much weaker dollar, rising western demand and another leg up in gold.

Financial Results

During the three-month period ended September 30, 2024 Seabridge posted a net loss of $27.6 million ($0.31 per share) compared to a net loss of $5.3 million ($0.06 per share) for the same period last year. The net loss reported in the current three-month period included a non-cash loss of $42.0 million from the quarterly remeasurement of the Company's secured notes, primarily driven by a decrease in discount rates, higher metal prices and a change in the valuation date, offset by interest payments. During the third quarter, Seabridge invested $28.0 million in mineral interests, property and equipment, compared to $73.7 million during the same period last year. At September 30, 2024, net working capital was $36.0 million compared to $54.5 million at December 31, 2023.

It should be noted that the quarterly remeasurements of the secured note liabilities under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these swings in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the Company at the prescribed fixed price under the rights of the noteholders, or the notes will be exchanged for the prescribed royalty and NSR, at maturity.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chairman and Chief Executive Officer

November 13, 2024